SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

        INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                               (Amendment No. __)

                               SE Financial Corp.
                     --------------------------------------
                                (Name of Issuer)

                     Common Stock $0.10 Par Value Per Share
                     --------------------------------------
                         (Title of Class of Securities)

                                   78412R 10 8
                     --------------------------------------
                                 (CUSIP Number)

                              Evan Seigel, Esquire
                            Malizia Spidi & Fisch, PC
                   901 New York Avenue, N.W., Suite 210 East
                             Washington, D.C. 20001
                                 (202) 434-4660
                     --------------------------------------
                 (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                January 19, 2006
             -------------------------------------------------------
             (Date of event which requires filing of this Statement)

         If the filing person has previously filed a Statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

         Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages.)

                               (Page 1 of 7 pages)

CUSIP No.  78412R 10 8                13D                      Page 2 of 7 Pages
----------------------                                         -----------------

--------------------------------------------------------------------------------
           1        NAME OF REPORTING PERSONS
                    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS  (ENTITIES ONLY)

                    SE Financial Corp. Stock Compensation Trust
--------------------------------------------------------------------------------
           2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) [_]
                                                                         (b) [_]
                    N/A
--------------------------------------------------------------------------------
           3        SEC USE ONLY

--------------------------------------------------------------------------------
           4        SOURCE OF FUNDS

                    SC
--------------------------------------------------------------------------------
           5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                    PURSUANT TO ITEM 2(d) or 2(e)                            [_]

                    N/A
--------------------------------------------------------------------------------
           6        CITIZENSHIP OR PLACE OF ORGANIZATION
                    Pennsylvania

--------------------------------------------------------------------------------
                          7         SOLE VOTING POWER
      NUMBER OF                             0  Shares
        SHARES
     BENEFICIALLY    -----------------------------------------------------------
       OWNED BY           8         SHARED VOTING POWER
         EACH                         215,000 Shares
      REPORTING      -----------------------------------------------------------
     PERSON WITH          9         SOLE DISPOSITIVE POWER
                                            0  Shares
                     -----------------------------------------------------------
                         10         SHARED DISPOSITIVE POWER
                                      215,000 Shares
--------------------------------------------------------------------------------
          11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                      215,000 Shares
--------------------------------------------------------------------------------
          12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                    CERTAIN SHARES                                           [_]

                    N/A
--------------------------------------------------------------------------------
          13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    9.4% (based on 2,286,375 outstanding shares)

--------------------------------------------------------------------------------
          14        TYPE OF REPORTING PERSON

                                OO
--------------------------------------------------------------------------------

Item 1.  Security and Issuer
----------------------------

         The class of equity securities to which this Statement relates is the common stock, $0.10 par value per share (the "Common Stock"), of SE Financial Corp. (the "Issuer"), the executive office of which is located at 1901-03 East Passyunk Avenue, Philadelphia, Pennsylvania 19148.

Item 2.  Identity and Background
--------------------------------

(a)  Name: SE Financial Corp. Stock Compensation Trust (the "Trust")

(b) Principal Business Address: 1901-03 East Passyunk Avenue, Philadelphia, Pennsylvania 19148.

     Place of Organization: Pennsylvania

(c) Principal business: The principal business of the Trust is to hold shares of the Issuer for future use under employee benefit plans of the Issuer

(d)  None.

(e)  None.

Item 3.  Source and Amount of Funds or Other Consideration
----------------------------------------------------------

         Purchases by the Trust through a loan with the Issuer for up to $3,200,000 pursuant to a line of credit and loan agreement, promissory note, and stock pledge agreement between the Trust and the Issuer, dated December 20, 2005.

Item 4.  Purpose of Transaction
-------------------------------

         All of the shares reported on this Schedule 13D as beneficially owned by the Trust were acquired to fund any future stock compensation plans of the Issuer. The Trust may, from time to time, depending upon market conditions and other investment considerations, purchase additional securities of the Issuer for investment or dispose of securities of the Issuer.

         The Trust may acquire more shares of common stock of the Issuer by October 31, 2006 not to exceed 9.99% of the outstanding shares of the Issuer.

         Other than as discussed above, the Trust has no current plans or proposals which relate to or would result in:

          (a) The acquisition by any person of additional securities of the Issuer or disposition of securities of the Issuer;

          (b)  an  extraordinary  corporate  transaction,   such  as  a  merger,
               reorganization or liquidation, involving the Issuer or any of its subsidiaries;

          (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

          (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

          (e) any material change in the present capitalization or dividend policy of the Issuer;

          (f) any other material change in the Issuer's business or corporate structure;

          (g) changes in the Issuer's articles of incorporation, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any persons;

          (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

          (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

          (j)  any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer
--------------------------------------------

         (a) The reporting person beneficially owns 215,000 shares of the Issuer as of the date of this statement, representing 9.4% of the issued and outstanding shares. (b) The Trust exercises shared voting and dispositive power over 215,000 shares.

         The Trust purchased common stock of the Issuer as follows through a broker:


Date                            Number of Shares            Price
----                            ----------------            -----
December 28, 2005               35,000                      $13.65
January 10, 2006                20,000                      $13.70
January 19, 2006                80,000                      $14.05
January 25, 2006                80,000                      $14.185

         (d) No other person has any interest in the securities reported on pursuant to this Schedule 13D.

         (e) Not applicable.

Item 6. Contracts, Arrangements, Understanding, or Relationships With Respect to Securities of the Issuer
--------------------------------------------------------------------------------

         There are no contracts, arrangements, understandings, or relationships between the undersigned and any other person with respect to the Issuer's securities, including but not limited to the transfer or voting of securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, the giving or withholding of proxies, or otherwise.

Item 7.  Material to be Filed as Exhibits
-----------------------------------------

         Attached is a copy of the following documents for the borrowing of funds to finance the acquisition:

1. Line of Credit and Loan Agreement

2. Promissory Note

3. Stock Pledge Agreement

                                   SIGNATURE:

         After reasonable inquiry and to the best of my knowledge and belief, as a member of the Committee, I certify that the information set forth in this statement is true, complete and correct.


/s/J. William Parker, Jr.                   January 26, 2006
--------------------------------------      ------------------------------------
J. William Parker, Jr. Date:


/s/Susanne Spinell Shuster                  January 26, 2006
--------------------------------------      ------------------------------------
Susanne Spinell Shuster                     Date:


--------------------------------------      ------------------------------------
Charles M. Cahn                             Date:


--------------------------------------      ------------------------------------
David M. Rosenberg                          Date:


/s/Megan L. Mahoney                         January 26, 2006
--------------------------------------      ------------------------------------
Megan L. Mahoney                            Date:


--------------------------------------      ------------------------------------
Nicholas M. Renzi                           Date:


--------------------------------------      ------------------------------------
Gilbert Barsky                              Date:


/s/Marcy C. Panzer                          January 26, 2006
--------------------------------------      ------------------------------------
Marcy C. Panzer                             Date:


/s/Samuel Barsky                            January 26, 2006
--------------------------------------      ------------------------------------
Samuel Barsky                               Date:


--------------------------------------      ------------------------------------
Andrew A. Hines                             Date:


/s/William F. Saldutti                      January 26, 2006
--------------------------------------      ------------------------------------
William F. Saldutti, III                    Date:

                                   SIGNATURE:


         After reasonable inquiry and to the best of my knowledge and belief, as a member of the Trustee Committee, I certify that the information set forth in this statement is true, complete and correct.


/s/J. William Parker, Jr.                   January 26, 2006
--------------------------------------      ------------------------------------
J. William Parker, Jr. Date:


/s/Susanne Spinell Shuster                  January 26, 2006
--------------------------------------      ------------------------------------
Susanne Spinell Shuster                     Date:


--------------------------------------      ------------------------------------
Charles M. Cahn                             Date:


--------------------------------------      ------------------------------------
David M. Rosenberg                          Date:


/s/Megan L. Mahoney                         January 26, 2006
--------------------------------------      ------------------------------------
Megan L. Mahoney                            Date:


--------------------------------------      ------------------------------------
Nicholas M. Renzi                           Date:


--------------------------------------      ------------------------------------
Gilbert Barsky                              Date:


/s/Marcy C. Panzer                          January 26, 2006
--------------------------------------      ------------------------------------
Marcy C. Panzer                             Date:


/s/Samuel Barsky                            January 26, 2006
--------------------------------------      ------------------------------------
Samuel Barsky                               Date:


--------------------------------------      ------------------------------------
Andrew A. Hines                             Date:


/s/William F. Saldutti                      January 26, 2006
--------------------------------------      ------------------------------------
William F. Saldutti, III                    Date:

                                                                       Exhibit A
                                                                       ---------

                       Identification of Members of Group
                       ----------------------------------

         Shares of common stock of the Issuer are held in the Stock Compensation Trust and are intended for future use for stock awards under stock plans that may be implemented by the Issuer for the benefit of its directors, officers and employees. The Trustee shares voting and dispositive power with the Committee. The Trustee votes stock that may have been allocated under benefit plans of the Issuer as directed by participants under such plans. Stock held by the Trust, but not yet allocated is voted by the Trustee as directed by the Committee. Investment direction is exercised by the Trustee as directed by the Committee. The Committee and the Trustee share voting and dispositive power with respect to the unallocated stock held by the Trust.

         Members of the  Committee and Trustee  Committee  and their  beneficial
         ------------------------------------------------
ownership of shares of common stock of the issuer exclusive of membership on the Committee and the Trustee Committee and of shares beneficially owned are as follows:

                                                            Beneficial Ownership
          Name                  Beneficial Ownership (1)      Plan Participant
          ----                  --------------------        --------------------
                                                                Participant
 J. William Parker, Jr.                  7,500                        0
 Susanne Spinell Shuster                 3,500                        0
 Charles M. Cahn                        17,000                        0
 David M. Rosenberg                      2,000                        0
 Megan L. Mahoney                        4,500                        0
 Nicholas M. Renzi                       2,000                        0
 Gilbert Barsky                          2,500                        0
 Marcy C. Panzer                        46,461                        0
 Samuel Barsky                           6,200                        0
 Andrew A. Hines                         3,000                        0
 William F. Saldutti, III                6,520                        0

 ---------------
         (1) Beneficial ownership as of January 26, 2006. Includes shares of common stock of issuer owned in conjunction with family members. The Committee and Trustee(s) disclaims ownership of these shares in conjunction with the exercise of their fiduciary duties as members of the Committee and Trustee Committee.

                        LINE OF CREDIT AND LOAN AGREEMENT

                               SE FINANCIAL CORP.
                            STOCK COMPENSATION TRUST


         This LINE OF CREDIT AND LOAN AGREEMENT ("Agreement") dated December 20, 2005, between SE Financial Corp. Stock Compensation Trust (the "TRUST"), herein referred to as the BORROWER, and SE Financial Corp., Philadelphia, Pennsylvania (the "LENDER"), hereby agree as follows:

         1.       Loan
                  ----

                  1.1  Line of  Credit.  The  Lender  agrees  on the  terms  and
                       ---------------
conditions hereinafter set forth, to extend a line of credit and to disburse funds to the Borrower from time to time during the period from the date of this Agreement up to but not including October 31, 2006 (the "Termination Date") an aggregate amount not to exceed at any time outstanding $3,200,000 or such other amount as may be necessary to permit the Borrower to purchase up to 215,000 shares of the Common Stock of SE Financial Corp. (the "Company") (the "Commitment"). The proceeds of such Commitment shall be utilized to fund purchase of the Acquired Shares (as hereinafter defined).

                  1.2 Term Loan. Upon the Termination Date, the Lender agrees to
                      ---------
convert the Commitment to a term loan in accordance with the terms of this Agreement whereby the Borrower will borrow from the Lender a principal amount equal to the amount of the Commitment (the "Loan"), subject to the terms and conditions and upon the representations and warranties of the Borrower set forth in this Agreement. The Loan will be evidenced by the promissory note of the Borrower (the "Note") in the form attached hereto and made a part hereof as Exhibit A, with appropriate insertions. The Loan will bear interest and will be repayable in the manner set forth in the Note, and the Loan will be subject to all the terms and conditions specified in the Note and in this Agreement.

                  1.3 The proceeds of the Commitment and the Loan will be used by the Borrower upon receipt of such proceeds only (a) for the purpose of acquiring the following (the "Acquired Shares"): "shares of Common stock, par value $0.10 of the Company, the parent corporation of St. Edmond's Federal Savings Bank (the "Subsidiary"), a federally chartered stock savings bank, or
(b) to repay the Loan.

         2.  Collateral.  The repayment of the Loan and the Note will be secured
             ----------
by the following (the "Security Documents"): a first lien and pledge on the Acquired Shares pursuant to a Pledge Agreement in the form attached hereto as Exhibit B covering the property described therein.

         3.  Representations  and  Warranties.  To induce the Lender to make the
             --------------------------------
Loan, the Borrower hereby represents and warrants as follows:

                  3.1 The Company is a Pennsylvania chartered corporation which will hold as a subsidiary, the Subsidiary, which is a federally chartered savings bank, duly organized, validly existing and in good standing under the laws of the United States of America and the Rules and Regulations of the Office of Thrift Supervision ("OTS") and the Federal Deposit Insurance Corporation ("FDIC").

                  3.2 Attached hereto as Exhibit C is a true, correct and complete copy of the SE Financial Corp. Stock Compensation Trust adopted December 20, 2005, by and among the Trust and the Company as in effect on the date hereof. Such Trust has been duly authorized, adopted, executed, delivered and accepted on behalf of the Company and the Borrower, as applicable, and constitute the legal, valid and binding obligations of the parties thereto.

                  3.3 The Borrower has full power and authority to acquire the Acquired Shares under this Agreement, the Note and the Pledge Agreement and has been duly authorized to do so by appropriate action of the Board of Directors of the Company and all other action necessary under the terms of the Trust; and this Agreement, the Note and the Pledge Agreement, when executed and delivered by the Borrower, will constitute the legal, valid and binding obligations of the Borrower in accordance with their respective terms, except as such enforceability is limited by applicable bankruptcy, reorganization, insolvency, moratorium or similar laws in effect from time to time affecting the rights of creditors generally and except as such enforceability is subject to general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law).

         4.  Affirmative  Covenants.  The Borrower  agrees that from the date of
             ----------------------
execution of this Agreement until all indebtedness, liabilities and obligations of the Borrower to the Lender under the Loan have been fully paid it will:

                  4.1 Maintain proper books of account and other records and enter therein complete and accurate entries and records of all of its transactions in accordance with generally accepted accounting principles and give representatives of the Lender access thereto at all reasonable times, including permission to examine, copy and make abstract from any of such books and records and such other information which might be helpful to the Lender in evaluating the status of its Loan as it may from time to time reasonably request; make available to the Lender for examination copies of all financial statements, reports, notices or proxy statements received by it from the Company, any amendments to the Trust from time to time, and of all reports, statements or returns which the Company or the Borrower may make to or file with any governmental department, bureau or agency, federal or state, regarding the Trust.

                  4.2 Obtain from the Company and furnish the Lender within 45 days after the end of each fiscal quarter period of the Company, other than year-end, a balance sheet, and related statement of income and operating results for the Company for such period, in reasonable detail, certified by an authorized officer of the Company that such statements are true and correct to the best of his/her knowledge and are prepared in accordance with generally accepted accounting principles applied on a basis consistent with the preceding years' statements.

                  4.3 Obtain from the Company and furnish the Lender within 120 days after the end of each fiscal year of Company balance sheets as of the close of such fiscal year of the Company, statements of condition, income and operating results for the Company, certified by an independent certified public accountant reasonably satisfactory to the Lender. Those audited financial statements will contain the unqualified opinion of the independent certified public accountant and its examination will have been made in accordance with generally accepted accounting principles applied on a basis consistent with the preceding year's statements.

                  4.4 Obtain from the Company and furnish the Lender within 45 days after the end of each calendar quarter the following, which shall be certified by an authorized officer of the Company to be true and correct to the best of his/her knowledge: a certificate in reasonable detail signed by the Company that the Company is in compliance with the minimum regulatory capital requirements in accordance with applicable FDIC and OTS regulations and calculated under generally accepted accounting principles and setting forth the calculations and necessary supporting material substantiating such compliance.

                  4.5 Utilize all contributions paid by the Company to timely repay the principal amount of and interest on the Loan, as such amounts may be adjusted under the terms of the Note, except to the extent that Lender shall consent to otherwise in writing.

                  4.6 If requested by the Lender, furnish the Lender within 5 business days, with each of the items furnished to the Lender pursuant to paragraphs 4.2 and 4.3, above, a certificate signed by the Borrower that to the best of the Borrower's knowledge, and after a review of this Agreement, the Note and the Security Documents, no Event of Default, or any event or condition which with the lapse of time or giving of notice or both would constitute such an Event of Default, exists thereunder.

         5.  Negative Covenants. The Borrower covenants and agrees that from the
             ------------------
date of execution of this Agreement until all indebtedness, liabilities and obligations of the Borrower to the Lender under the Loan have been fully paid it will not, without the Lender's prior written consent, which consent will not be unreasonably withheld:

                  5.1 Incur any indebtedness other than the Loan and any subsequent indebtedness to the Lender.

                  5.2 Create, assume or permit to exist any mortgage, pledge, encumbrance or other security interest or lien upon any assets now owned or hereafter acquired by the Borrower except for the pledge referred to in paragraph 2 of this Agreement and any prior loans the Borrower has incurred.

                  5.3 Guarantee, endorse or become contingently liable for the obligations of any person, firm or corporation, except in connection with the endorsement and deposit of checks in the ordinary course of business for collection.

         6.  Events of Default.  In the event ("Event of Default"):
             -----------------

                  6.1 of non-payment of any principal amount of the Note when due, whether by acceleration or otherwise, or the non-payment of any interest upon such Note, within 15 days of the due date thereof;

                  6.2 of default in the due observance of any covenant, negative covenant or agreement to be kept and performed by the Borrower under the terms of this Agreement and the continuance of such default for a period of 15 days after written notice thereof from the Lender;

                  6.3 any representation or warranty made by the Borrower in this Agreement or any of the Security Documents shall be false or erroneous in any material respect or any material breach thereof shall have been committed;

                  6.4 of the occurrence of any Default (as such term is defined in the Security Documents) under, or the failure of the Borrower to fully and timely perform or observe any of the terms, covenants and conditions set forth in the Security Documents after any notice or cure period set forth therein shall have expired;

                  6.5 of the commencement of any foreclosure proceedings, proceedings in aid of execution, attachment actions, levies against, or the filing by any taxing authority of a lien against, any of the assets the Trust (except any such tax lien currently being diligently contested in good faith by appropriate proceedings and for which the Borrower has set aside adequate reserves with respect thereto and for which no foreclosure proceeding, levy, or similar proceeding has commenced);

                  6.6 of the insolvency, closing, dissolution or liquidation of the Company or termination of the Trust;

                  6.7 that (I) the Borrower or the Company shall make an assignment for the benefit of their respective creditors; or (ii) any proceeding is commenced seeking the appointment of, or any appointment is made of, a receiver, conservator or legal custodian for all or any part of the property or assets of the Borrower or the Company or for a reorganization or liquidation, or if any similar proceeding or appointment is commenced or made under any Federal, state or other statute, regulation or law;

                  6.8 of failure by the Company to cause contributions to be timely made to the Borrower in such amounts as may be required to timely repay the principal amount of and interest on the Loan, as such amounts may be adjusted under the terms of the Note;

                  6.9 of failure by the Company to maintain at all times minimum regulatory capital (as defined and determined in accordance with OTS regulations and calculated under generally accepted accounting principles) in an amount sufficient to comply with the minimum regulatory capital requirements in accordance with FDIC and OTS regulations.

then in any such event ("Event of Default") the Loan and the Note will, at the option of the Lender, immediately mature and become due and payable without presentation, demand, protest or notice of any kind, which are hereby expressly waived and the Lender may exercise any one or more of the rights or remedies granted to it under the Note, the Security Documents and/or applicable law.

         7.  Conditions  Precedent.  The  Lender's  obligation  to make the Loan
             ---------------------
pursuant to paragraph 1 of this Agreement is subject to the conditions that:

                  7.1 There does not exist any condition which would constitute an Event of Default as defined in paragraph 6 hereof or any event or condition which with the lapse of time or giving of notice or both would constitute such an Event of Default.

                  7.2 The  representations,   affirmative  covenants,   negative
covenants and warranties of the Borrower contained herein are true.

                  7.3 The Borrower has made representations in good faith to the Lender to the effect that:

                           7.3.1 The Subsidiary is a federally chartered capital
stock institution duly organized and validly existing in good standing under Federal law and the Rules and Regulations of the FDIC and the OTS.

                           7.3.2 The  Company  has  full  power and authority to
establish and carry out the Trust, and such Trust has been duly authorized, adopted, executed, delivered and accepted on behalf of the Company and the Borrower, as applicable, and constitute the legal, valid and binding obligations of the parties thereto.

                           7.3.3 The  Borrower  has  all  necessary  power   and
authority to acquire the Acquired Shares, the Note and the Pledge Agreement and has been duly authorized to do so by appropriate action of the Board of Directors of the Company and all other action necessary under the terms of the Trust; and this Agreement, the Note and the Pledge Agreement, constitute the legal, valid and binding obligations of the Borrower in accordance with their respective terms, except as such enforceability is limited by applicable bankruptcy, reorganization, insolvency, moratorium or similar laws in effect from time to time affecting the rights of creditors generally and except as such enforceability is subject to general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law).

                  7.4 The Lender shall have been furnished evidence satisfactory to it and its counsel with respect to the authority of the Company to establish and adopt the Trust, the adoption of the Trust, the authority of the Borrower to acquire the Acquired Shares and enter into the transactions provided for herein, and authorizing the execution and delivery and performance of this Agreement, the Note and the Security Documents.

                  7.5 The Lender shall have received copies of all other documents which it may have reasonably required in connection with the transactions provided for in this Agreement.

         8. Expenses and Fees. Each party to this Agreement shall be responsible
            -----------------
for payment of its own legal fees and expenses in connection with the preparation, execution and delivery of this Agreement and the attendant documents and the consummation of the transactions contemplated hereby.

         9.  Representations  and  Warranties to Survive.  All  representations,
             -------------------------------------------
warranties, covenants and agreements made by the Borrower herein will survive the making of the Loan and the execution and delivery of this Agreement and the issuance of the Note.

         10.  Governing  Law. This  Agreement will in all aspects be governed by
              --------------
and construed in accordance with the laws of the Commonwealth of Pennsylvania and, to the extent preempted by Federal law, with Federal law.

         11. General.
             -------

                  11.1 No delay or omission on the part of the Lender to exercise any right or power arising from any Event of Default will impair any such right or power or be considered a waiver of any such right or power or a waiver of any such Event of Default or in acquiescence nor will the action or non-action of the Lender in case of such Event of Default impair any right or power arising as a result thereof.

         11.2 All notices, demands, requests, consents or approvals required hereunder will be in writing and will be conclusively deemed to have been received by a party hereto and to be effective on the day on which delivered to such party at the address set forth below (or at such other address as such party may specify to the other party in writing) or, if sent by certified or registered mail, return receipt requested, postage prepaid, on the third business day after the day on which mailed, addressed to such party at said address:

                          TO THE LENDER:

                          SE Financial Corp.
                          1901-03 East Passyunk Avenue
                          Philadelphia, Pennsylvania 19148

                          Attn: Pamela M. Cyr, President


                          TO THE BORROWER:

                          SE Financial Corp.
                          Stock Compensation Trust
                          1901-03 East Passyunk Avenue
                          Philadelphia, Pennsylvania 19148

                          Attn: Pamela M. Cyr, President

                          Copy to the Company:

                          St. Edmond's Federal Savings Bank
                          1901-03 East Passyunk Avenue
                          Philadelphia, Pennsylvania 19148

                          Attn: Pamela M. Cyr, President

                  11.3 In the event any one or more of the provisions contained in this Agreement shall for any reason be held to be invalid, illegal or unenforceable in any respect, such validity, illegality or unenforceability shall not affect any other provision of this Agreement, but this Agreement shall be constructed as if such invalid, illegal or unenforceable provision had never been set forth herein.

                  11.4 This Agreement, the Note and the Security Documents constitute the entire agreement of the parties with respect to the subject matter hereof and may not be modified in any manner in whole or in part except by written agreement.

                  11.5 This Agreement may not be assigned by the Borrower without the prior written consent of the Lender.

                 11.6 This Agreement will be binding upon and inure to the benefit of the Borrower and the Lender and their respective successors and assigns and is subject to the recourse limitations set forth at paragraph nine of the Note in all respects.

         This Loan Agreement has been validly executed by the below named individuals on December 20, 2005:



BORROWER:      SE FINANCIAL CORP.
               STOCK COMPENSATION TRUST


/s/J. William Parker, Jr.
---------------------------------------------------
J. William Parker, Jr., as Trustee


/s/Susanne Spinell Shuster
---------------------------------------------------
Susanne Spinell Shuster, as Trustee


/s/Charles M. Cahn
---------------------------------------------------
Charles M. Cahn, as Trustee


/s/David M. Rosenberg
---------------------------------------------------
David M. Rosenberg, as Trustee


/s/Megan L. Mahoney
---------------------------------------------------
Megan L. Mahoney, as Trustee


/s/Nicholas M. Renzi
---------------------------------------------------
Nicholas M. Renzi, as Trustee

/s/Gilbert Barsky
---------------------------------------------------
Gilbert Barsky, as Trustee


/s/Marcy C. Panzer
---------------------------------------------------
Marcy C. Panzer, as Trustee


/s/Samuel Barsky
---------------------------------------------------
Samuel Barsky, as Trustee


/s/Andrew A. Hines
---------------------------------------------------
Andrew A. Hines, as Trustee


/s/William F. Saldutti, III
---------------------------------------------------
William F. Saldutti, III, as Trustee



LENDER:           SE FINANCIAL CORP.


         /s/Pamela M. Cyr
By:      ---------------------------------------------------
         Pamela M. Cyr, President

                                                                       Exhibit A
                                                                       ---------

                                 PROMISSORY NOTE

$_________                                                      November 1, 2006


         FOR VALUED RECEIVED, the undersigned, J. William Parker, Jr., Susanne Spinell Shuster, Charles M. Cahn, David M. Rosenberg, Megan L. Mahoney, Nicholas
M. Renzi, Gilbert Barsky, Marcy C. Panzer, Samuel Barsky, Andrew A. Hines, and William F. Saldutti, III, AS TRUSTEES (hereinafter referred to jointly and severally as "Trustees") UNDER A TRUST AGREEMENT WITH THE SE FINANCIAL CORP. STOCK COMPENSATION TRUST DATED DECEMBER 20, 2005, (the "Trust") (the Trustees as Trustees being referred to hereinafter jointly and severally as the "Borrower"), promise to pay to the order of SE Financial Corp. (the "Lender"), at its offices located at 1901-03 East Passyunk Avenue, Philadelphia, Pennsylvania 19148, or such other place as the holder may designate, the principal sum then outstanding under the Loan Agreement of which this Note is an exhibit thereto as of October 31, 2006, or such other date prior thereto as is mutually agreed to by the parties, together with interest on the outstanding principal balance thereof (computed on the basis of the actual number of days elapsed in each interest period) from the date hereof until paid in the manner and on the terms and conditions hereinafter set forth.

         Until and unless adjusted pursuant to the seventh paragraph of this Note, the annual rate of interest payable under this Note will be equal to the 7.25% ("Interest Rate") and shall be adjusted quarterly and shall be equal to the Wall Street Journal Prime Rate, as published on the first business day of each calendar quarter beginning January 1, 2006 and each calendar quarter thereafter, but in no event greater than the maximum rate allowed by law. Principal shall be paid in installments in the amounts and on the dates set forth on the Maturity Schedule attached hereto as Schedule A, with the last installment due on October 31, 2021; provided, however, that the principal amount of this Note shall be forgiven in the event that the Trust shall have been terminated in accordance with Section 8.2 thereof and the Trustee shall have complied with the requirements of such Section. Interest on the unpaid principal balance shall be paid annually, in arrears, on each October 31, commencing October 31, 2007 and shall be calculated on the basis of a 360-day year of 30-day months. Whenever any payment falls due on a Saturday, Sunday or public holiday, such payment shall be made on the next succeeding business day. Certain provisions of the Trust affect the Borrower's obligations to make payments of principal and interest on this Note.

         The Borrower waives presentment, demand, protest, and notice of demand, protest and dishonor. This Note is issued pursuant to a Loan Agreement of even date herewith between the Borrower and the Lender (the "Loan Agreement") and is secured by a Pledge Agreement of even date herewith between the Borrower and the Lender (the "Pledge Agreement") covering shares of common stock of the Company. The terms, covenants, conditions, stipulations and agreements contained in the Loan Agreement and the Pledge Agreement are hereby made a part hereof to the same extent and effects as if they were fully set forth herein.

         In the event that any installment of principal or interest becomes overdue for a period in excess of 15 days, a "late charge" of two cents ($.02) for each one dollar ($1.00) so overdue may be charged by the holder thereof for the purpose of defraying the expense incident to handling such delinquent payment.

         All payments made by the Borrower hereunder will be paid by the Borrower in a single payment to be applied by the holder hereof to the following items in the order set forth: (1) to repayment of amounts advanced by the holder hereof for other charges, (2) interest on this Note, and (3) amortization of the principal of this Note.

         The Borrower may prepay the principal of this Note, partially or in full and without penalty or premium at any time and from time to time without prior notice to the holder. All such partial prepayments shall be applied on account of the net balance of the principal then remaining unpaid but no such prepayment shall reduce the amount of regular installments of principal or relieve the undersigned from the obligations to pay the same on each successive regular installment due date following such prepayment until the entire indebtedness is fully repaid.

         In the event of (1) the non-payment of any principal hereunder, when due, or the non-payment of any interest hereunder within 15 days of default under, or the failure by the Borrower to fully and timely perform or observe any of the terms, covenants and conditions in the Pledge Agreement or the Loan Agreement, then in any such event (I) the outstanding principal balance hereunder together with any additional amounts secured by the Pledge Agreement of any kind (which are hereby expressly waived), may be accelerated and become immediately due and payable, and such amounts, together with all arrearages of interest shall from the date of acceleration bear interest at an annual rate ("Default Rate") equal to the sum of two percent (2%) plus the Interest Rate (but not greater than the maximum rate allowed by law); (ii) the Borrower will pay to the holder all reasonable attorneys' fees, court costs and expenses incurred by the holder in connection with the holder's efforts to collect the indebtedness evidenced hereby; and (iii) the holder may exercise from time to time any of the rights and remedies available to the holder under the Loan Agreement, or the Pledge Agreement and/or applicable law. The provisions contained in this paragraph shall in no way operate to limit, impair or otherwise diminish the holder's right to pursue any and all remedies available to it hereunder, under the Loan Agreement, or the Pledge Agreement; and, except as expressly provided in this paragraph, nothing contained herein shall in any way affect or impair the holder's right to pursue any and all rights or remedies whatsoever available to it.

         If from any circumstances whatsoever the fulfillment of any provision of this Note involves transcending the limit of validity prescribed by any applicable usury statute or any other applicable law, with regard to obligations of like character and amount, then the obligation to be fulfilled will be reduced to the limit of such validity as provided in such statute or law, so that in no event shall the Borrower be bound to pay interest of more than the legal limit for the use, forbearance or detention of money and the right to demand any such excess is hereby expressly waived by the holder.

         Notwithstanding anything to the contrary herein, in the Loan Agreement, the Pledge Agreement or in any other document provided by the Borrower in connection with the transaction described herein and therein (the "Loan Documents"), no Trustee shall be personally liable to the Lender for any amounts due or obligations under the Loan Documents, and the Lender shall have recourse only to the shares pledged under Pledge Agreement and other collateral as described therein for the repayment of the indebtedness and other obligations of the Borrower to the Lender.

         No delay or omission of the holder of this Note to exercise any right or power arising from any default shall impair any such right or power or be considered to be a waiver of any such default or any acquiescence therein nor shall the action or non-action of the holder in case of default on the part of the Borrower impair any right or power resulting therefrom. If any provision of this Note is found to be invalid by a court, all the other provisions of this Note will remain in full force and effect. This Note will be governed by and construed in accordance with the laws of the Commonwealth of Pennsylvania. The

Borrower agrees that all legal actions or proceedings between the Lender and the Borrower may be brought in any court of competent jurisdiction in the Commonwealth of Pennsylvania and waives objections to summons, service of process, jurisdiction of the person or venue of any such court.



Signed this 20th day of December, 2005.




/s/J. William Parker, Jr.
---------------------------------------------------
J. William Parker, Jr., as Trustee


/s/Susanne Spinell Shuster
---------------------------------------------------
Susanne Spinell Shuster, as Trustee


/s/Charles M. Cahn
---------------------------------------------------
Charles M. Cahn, as Trustee


/s/David M. Rosenberg
---------------------------------------------------
David M. Rosenberg, as Trustee


/s/Megan L. Mahoney
---------------------------------------------------
Megan L. Mahoney, as Trustee


/s/Nicholas M. Renzi
---------------------------------------------------
Nicholas M. Renzi, as Trustee


/s/Gilbert Barsky
---------------------------------------------------
Gilbert Barsky, as Trustee


/s/Marcy C. Panzer
---------------------------------------------------
Marcy C. Panzer, as Trustee


/s/Samuel Barsky
---------------------------------------------------
Samuel Barsky, as Trustee


/s/Andrew A. Hines
---------------------------------------------------
Andrew A. Hines, as Trustee


/s/William F. Saldutti, III
---------------------------------------------------
William F. Saldutti, III, as Trustee

                                                                      SCHEDULE A
                                                                      ----------




          Trust Year                    Principal Payment
             2006                       $__________
             2007                        __________
             2008                        __________
             2009                        __________
             2010                        __________
             2011                        __________
             2012                        __________
             2013                        __________
             2014                        __________
             2015                        __________
             2016                        __________
             2017                        __________
             2018                        __________
             2019                        __________
             2020                        __________

                                                                       Exhibit B

                                PLEDGE AGREEMENT

         J. William Parker, Jr., Susanne Spinell Shuster, Charles M. Cahn, David
M. Rosenberg, Megan L. Mahoney, Nicholas M. Renzi, Gilbert Barsky, Marcy C. Panzer, Samuel Barsky, Andrew A. Hines, and William F. Saldutti, III, AS TRUSTEES, (hereinafter referred to jointly and severally as "Trustees")
UNDER A TRUST AGREEMENT WITH THE SE FINANCIAL CORP. STOCK COMPENSATION TRUST DATED December 20, 2005 (the Trustees as trustees being hereinafter referred to jointly and severally as the "Pledgor"), hereby agree as follows with SE Financial Corp. (the "Lender"):

         1. Pledge. For good and valuable consideration, receipt of which is hereby acknowledged, Pledgor hereby grants to the Lender a security interest in, and pledges to the Lender (a) the number of shares, listed in the attached schedule, of SE Financial Corp. (the "Company"), common stock, par value $.10 per share, represented by certificate nos. listed in the attached schedule and
(b) all income, dividends and other increases thereof, distributions thereon and substitutions therefor and the proceeds thereof on unallocated shares (hereafter collectively referred to as the "Pledged Shares"). The Pledged Shares are security for the payment of the following (collectively, the "Obligations"): all indebtedness, liabilities and obligations of Pledgor to the Lender whether now existing or hereafter arising under (a) the Promissory Note of even date herewith in the principal amount determined in accordance with the Loan Agreement on or before November 1, 2006 executed by Pledgor and payable to the Lender (the "Note"), (b) the Loan Agreement dated December 20, 2005 between the Pledgor and the Lender ("Loan Agreement"), (C) this Pledge Agreement, and (d) any and all amendments, supplements, extensions and renewals of the foregoing. The Pledged Shares are herewith delivered to the Lender, accompanied by assignments in blank duly executed.

         2. Representations. Pledgor warrants and represents that:

                  2.1 the Pledged Shares represent ____% or less of the issued and outstanding shares of voting common stock of the Company;

                  2.2 there are no restrictions upon the transfer of any of the Pledged Shares, other than are referenced on the face of the certificate or as are imposed under applicable state and federal securities laws, and the Rules and Regulations of the Federal Deposit Insurance Corporation ("FDIC") and the Office of Thrift Supervision ("OTS").

                  2.3 the Pledged Shares are issued and registered in the name of Pledgor as the legal and beneficial owner thereof and are duly authorized, validly issued and fully paid and nonassessable, with no personal liability attaching to the ownership thereof;

                  2.4 the Pledged Shares are free and clear of any security interests, pledges, liens, encumbrances, charges, agreements, claims or other arrangements or restrictions of any kind, except as referenced in subparagraph
2.2 above; and, except for the security interest and pledge to the Lender pursuant to this Pledge Agreement, Pledgor will not incur, create, assume or permit to exist any pledge, security interest, lien, charge or other encumbrance of any nature whatsoever on any of the Pledged Shares or any right to receive income from the Pledged Shares; and

                  2.5 Pledgor has the right and authority to transfer such Pledged Shares free of any encumbrances and without obtaining the consent of any other shareholder of the Company and Pledgor will defend Pledgor's title to the Pledged Shares against the claims of all persons;

                  2.6 The pledge of, and grant of the security interest in, the Pledged Shares is effective to vest in the Lender a valid and perfected first and priority security interest, superior to the rights of any other person, in and to the Pledged Shares as set forth herein, for so long as the Lender retains possession of the Pledged Shares.

         3.       Default.

                  3.1 The occurrence of any of the following events will constitute an event of default hereunder ("Default"): (a) any "Event of Default" as defined in the Loan Agreement and the continuance of such Event of Default beyond any notice or grace period applicable thereto, or (b) the failure of Pledgor to observe or perform, or the breach by Pledgor of, any of the provisions of this Agreement and the continuance of such failure or breach for 15 days after written notice thereof from the Lender. Upon the occurrence of any Default, the Lender in its discretion may declare any or all of the Obligations to be immediately due and payable without demand or notice to Pledgor, which are expressly waived and may exercise with respect to the Pledged Shares any one or more of the rights and remedies provided a secured party under the Uniform Commercial Code, as adopted and in effect at such time in the Commonwealth of Pennsylvania (the "UCC").

                  3.2 The sale of the Pledged Shares or any portion thereof may be made at any public or private sale or at any broker's board or on any securities exchange, for cash, upon credit or for future delivery, in one lot as an entirety or in separate parcels, as the Lender shall deem appropriate, in the event of default on the Loan Agreement and Note subject to the provisions of the UCC. At any bona fide public sale the Lender shall be free to purchase all or any part of the Pledged Shares. Any such sale may be for cash or credit. The Lender shall be authorized at any such sale (if it deems it advisable to do so) to restrict the prospective bidders or purchasers to persons who will represent and agree that they are purchasing the Pledged Shares for their own account in compliance with Section 4(2) of the Securities Act of 1933 or any other applicable exemption available under such Act. The Lender will not be obligated to make any sale if it determines in good faith not to do so, regardless of the fact that notice of the sale may have been given. The Lender may in good faith adjourn any sale and sell at the time and place to which the sale is adjourned.

                  3.3 The Pledgor agrees that in any sale of any of the Pledged Shares, the Lender is hereby authorized to comply with any limitation or restriction in connection with such sales as it deems necessary in order to avoid any violation of applicable law or in order to obtain any required approval of the sale or of the purchaser by any governmental regulatory authority or official or the court, and the Pledgor further agrees that such compliance shall not result in such sale being considered or deemed not to have been made in a commercially reasonable manner, nor shall the Lender be liable or accountable to the Pledgor for any discount allowed by reason of the fact that any of the Pledged Shares are sold in compliance with any such limitation or restriction.

                  3.4 Out of the proceeds of any sale, the Lender may retain an amount equal to the unpaid principal and interest then due on all of the Obligations plus the amount of the reasonable expenses of such sale, and shall pay any balance of such proceeds to the Pledgor. The foregoing rights are in addition to any other rights granted the Lender in the documents representing or securing the Obligations and/or by applicable law and all rights granted to the Lender herein or therein shall be cumulative. Whenever notice is required by law to be sent by the Lender to Pledgor of any sale or other disposition of the Pledged Shares, 10 days' written notice sent by certified mail to Pledgor at the address specified in paragraph 10, below, or at such other address as Pledgor may furnish the Lender in writing from time to time for this purpose, will be reasonable.

         4. Voting Rights and Transfer. Prior to the occurrence of any such Default, Pledgor will have the right to exercise all voting rights with respect to the Pledged Shares. At any time after the occurrence of any Default, and only so long as any Event of Default continues uncured, the Lender may transfer any or all of the Pledged Shares into its name or that of its nominee and may exercise all voting rights with respect to the Pledged Shares, but no such transfer shall constitute a taking of such Pledged Shares in satisfaction of any of the Obligations secured hereby unless the Lender expressly so indicates by letter mailed or delivered to Pledgor.

         5.       Dividends and Additional Shares.

                  5.1 Subject to the rights of the Lender pursuant to paragraph 3, above, Pledgor will have the right to receive all cash dividends declared and paid by the Company with respect to the Pledged Shares prior to the occurrence of any Default under paragraph 3, above, to be applied to repayment of the loan as provided in the Note.

                  5.2 In the event any additional shares are issued to Pledgor as a stock dividend on any of the Pledged Shares, as a result of any split of any of the Pledged Shares, by reclassification or otherwise, such additional shares will be immediately delivered to the Lender and will be subject to this Pledge Agreement and a part of the Pledged Shares to the same extent as the original pledged shares.

         6.       Reimbursement of the Lender.

                  6.1 Pledgor agrees to indemnify and hold harmless the Lender (to the full extent permitted by law) from and against any and all claims, demands, losses, judgments and liabilities (including liabilities for penalties and excise taxes) of whatever nature, and to reimburse the Lender for all reasonable costs and expenses, including legal fees and disbursements, growing out of or resulting from the Pledged Shares, this Pledge Agreement, the Loan Agreement or the Note (except resulting from the Lender's own willful misconduct or gross negligence), or the administration and enforcement or exercise of any right or remedy granted to the Lender hereunder or thereunder. Except as provided above, in no event shall the Lender be liable to Pledgor for any matter or thing in connection with this Pledge Agreement other than to account for moneys actually received by it in accordance with the terms thereof.

                  6.2 If Pledgor fails to do any act or thing which the Pledgor has covenanted to do hereunder or any representation or warranty of Pledgor hereunder shall be breached, the Lender may (but shall not be obligated to) do the same or cause it to be done or remedy any such breach, and there shall be added to the indebtedness secured hereby as provided in the Note, the reasonable cost or expense incurred by the Lender in so doing, and any and all amounts expensed by the Lender in taking any such action shall be repayable to it upon its demand to Pledgor therefor and, subject to any maximum interest rate limitations specified by applicable law, shall bear interest from the date advanced to the date of repayment at the rate per annum of the sum of two percent (2%) plus the Interest Rate established in the Note but in no event greater than the maximum rate permitted by law. As used herein "Interest Rate" shall have the meaning provided in the Note.

                  6.3 All indemnities contained in this paragraph 6 shall survive the termination of this Pledge Agreement.

                  6.4 The payment obligations of Pledgor under this paragraph 6 are subject in all respects to the recourse limitations set forth in the ninth paragraph of the Note.

         7.       Additional Covenants.

                  7.1 At any time and from time to time, upon demand of the Lender, Pledgor will give, execute, file and record any notice, financing statement, continuation statement, instrument, document or agreement, and do all other acts or things that the Lender may reasonably consider necessary or desirable to create, evidence, preserve, continue, perfect or validate any security interest granted hereunder or to enable the Lender to effectuate any sale or sales of the Pledged Shares upon Default hereunder or exercise or enforce its rights and remedies under this Pledge Agreement. Without limiting the generality of the foregoing, the Lender is authorized to file financing statements, continuation statements and other documents under the UCC relating to the Pledged Shares without the signature of Pledgor, naming Pledgor as debtor and the Lender as secured party.

                  7.2 Pledgor covenants and agrees to: (a) promptly furnish the Lender with any information or writings which the Lender may reasonably request concerning the Pledged Shares; (b) allow the Lender to inspect all records of Pledgor relating to the Pledged Shares or to the Obligations, and to make and take away copies of such records; (C) promptly notify the Lender of any change in any fact or circumstances warranted or represented by Pledgor in this Pledge Agreement or in any other writings furnished by Pledgor to the Lender in connection with the Pledged Shares or the Obligations; and (d) promptly notify the Lender of any claim, action or proceeding affecting title to the Pledged Shares, or any part thereof, or the security interest or pledge herein, and, at the request of the Lender, appear in and defend, at Pledgor's expense, any such action or proceeding.

         8. Release of Collateral. For each year during the term of the Loan, the Lender shall release from the lien created by this Pledge Agreement a number of Pledged Shares by a formula as follows: the Lender shall release from the lien a number of Pledged Shares equal to the number of Pledged Shares held immediately before release for the current year multiplied by a fraction. The numerator of such fraction is the total amount of all payments of principal made under the Note during the year and the denominator of such fraction is the sum of the numerator plus the principal to be paid under the Note for all future years, determined without taking into account any possible extensions or renewals of the Note. Such shares shall be released from the collateral and shall no longer be considered Pledged Shares, whether or not actual possession of such shares is transferred. As soon as reasonably possible after any such release, such released shares shall be delivered to the Pledgor with appropriate instruments to effect such release.

         9. Representations and Warranties to Survive. All representations, warranties, covenants and agreements made by Pledgor herein or in any document delivered pursuant to the terms of this Pledge Agreement shall survive the execution and delivery of this Pledge Agreement without limitation as to time and amount.

         10. Notices. All notices, demands, requests, consents or approvals required hereunder shall be in writing and shall be conclusively deemed to have been received by a party hereto and to be effective on the day on which delivered to such party hereto and to be effective on the day on which delivered to such party at the address set forth below (or at such other address as such party shall specify to the other party in writing) or, if sent by certified or registered mail, return receipt requested, postage prepaid, on the third business day after the day on which mailed, addressed to such party at said address:

                           TO THE LENDER:

                           SE Financial Corp.
                           1901-03 East Passyunk Avenue
                           Philadelphia, Pennsylvania 19148

                           Attn: Pamela M. Cyr, President

                           TO THE BORROWER:
                           SE Financial Corp. Stock Compensation Trust
                           1901-03 East Passyunk Avenue
                           Philadelphia, Pennsylvania 19148

                           Attn: Pamela M. Cyr

         11.      Miscellaneous.

                  11.1 No delay or omission on the part of the Lender to exercise any right or power arising from any Default shall impair any such right or power or be considered a waiver of any such right or power or a waiver of any such Default or any acquiescence therein nor shall the action or non-action of the Lender in case of such Default impair any right or power arising as a result thereof.

                  11.2 This Pledge Agreement (including the Loan Agreement, the documents evidencing or securing the Obligations, and all documents and instruments referred to herein or therein) constitutes the entire agreement and supersedes all other prior agreements and understandings, both written and oral, between the parties with respect to the subject matter hereof. All the terms of this Pledge Agreement shall be binding upon the respective successors and assigns of the parties hereto and shall inure to the benefit of and be enforceable by the parties hereto, their respective successors and assigns. This Pledge Agreement may be amended or modified in whole or in part at any time only by an agreement in writing executed in the same manner as this Pledge Agreement after authorization to do so by the parties hereto.

                  11.3 This Pledge Agreement shall be governed by and construed in accordance with the laws of the Commonwealth of Pennsylvania and, to the extent preempted by Federal law, with Federal law.

                  11.4 In case any one or more of the provisions contained in this Pledge Agreement should be invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions contained herein shall not in any manner be affected or impaired thereby.

Signed this 20th day of December, 2005.


                                LENDER

                                SE Financial Corp.


                                /s/J. William Parker, Jr.
                                ------------------------------------------------
                                J. William Parker, Jr., as Trustee


                                /s/Susanne Spinell Shuster
                                ------------------------------------------------
                                Susanne Spinell Shuster, as Trustee


                                /s/Charles M. Cahn
                                ------------------------------------------------
                                Charles M. Cahn, as Trustee


                                /s/David M. Rosenberg
                                ------------------------------------------------
                                David M. Rosenberg, as Trustee


                                /s/Megan L. Mahoney
                                ------------------------------------------------
                                Megan L. Mahoney, as Trustee


                                /s/Nicholas M. Renzi
                                ------------------------------------------------
                                Nicholas M. Renzi, as Trustee


                                /s/Gilbert Barsky
                                ------------------------------------------------
                                Gilbert Barsky, as Trustee

                                /s/Marcy C. Panzer
                                ------------------------------------------------
                                Marcy C. Panzer, as Trustee


                                /s/Samuel Barsky
                                ------------------------------------------------
                                Samuel Barsky, as Trustee


                                /s/Andrew A. Hines
                                ------------------------------------------------
                                Andrew A. Hines, as Trustee


                                /s/William F. Saldutti, III
                                ------------------------------------------------
                                William F. Saldutti, III, as Trustee